FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 26, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated January 26, 2006 relating to the Company’s announcement that it is amending the licensing agreement for the Company's BLP25 Liposome Vaccine (L-BLP25) with Merck KGaA	3

Signature	6

NEWS RELEASE
FOR IMMEDIATE RELEASE
BIOMIRA INC. ANNOUNCES AMENDMENT TO LICENSING AGREEMENT
FOR BLP25 LIPOSOME VACCINE

Merck to Commence Phase 3 Clinical Trial of L-BLP25 in Non-Small Cell
Lung Cancer in Mid 2006

Merck to Assume Development Costs and Pay Royalties to Biomira

EDMONTON, ALBERTA, CANADA, January 26, 2006 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced the signing of a letter of intent to amend the licensing agreement between Biomira B.V. and Merck KGaA of Darmstadt, Germany for BLP25 Liposome Vaccine (L-BLP25), currently in development for the treatment of non-small cell lung cancer (NSCLC).

Under the letter of intent, approved by the Boards of both Companies, Merck KGaA will take over administrative and financial responsibility for the development and commercialization of L-BLP25, including the planned phase 3 trial in NSCLC, which remains on schedule with the enrolment of the first patient expected in mid 2006. Merck also plans to investigate the use of L-BLP25 to treat other types of cancer. All future development, regulatory, commercialization and marketing costs for L-BLP25 (including the planned phase 3 trial, but excluding the Canadian territory) will be borne exclusively by Merck KGaA effective March 1, 2006.

In return, Biomira’s co-promotion interest in U.S. sales will be converted to a specified royalty rate, which will be higher than what Merck has agreed to pay on its sales of  L-BLP25 in all markets outside of North America or the Rest of World (ROW). The royalty and other arrangements with respect to the ROW will remain generally unchanged (Merck KGaA to assume a specified third party royalty obligation on behalf of Biomira). Similarly, the milestone payments to be made by Merck KGaA pursuant to the collaboration will remain essentially the same. The agreed upon royalty rate for the U.S. territory reflects the stage and promise of L-BLP25.

Biomira will retain responsibility for manufacturing L-BLP25, both for clinical trials and following any marketing approval. The existing arrangements for Canada remain in place with Biomira responsible for the Canadian territory.

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Dr. Alex McPherson, President and CEO of Biomira Inc., commented, “This is an excellent agreement and will ensure the fastest possible initiation of the phase 3 program in NSCLC as well as the possibility of exploring L-BLP25’s potential in other forms of cancer. We are delighted by the strong and continued commitment that Merck has shown to this innovative and promising product. Merck’s decision to take over the full cost of the trials will enable Biomira to focus our efforts and resources on our follow-on cancer vaccine, BGLP40, and on building our pipeline by acquiring new products.”

“Merck is pleased that it has the opportunity to develop what appears to be a very promising treatment for NSCLC, which is one of the most prevalent and deadly of all cancers,” said Elmar Schnee, Merck Deputy Executive Board Member with responsibility for Pharmaceuticals. “We believe this new agreement is not only beneficial for both companies but also for patients.”

About L-BLP25
L-BLP25 is a synthetic MUC1 peptide vaccine and is a biological response modifier with a chemically synthesized peptide of a cancer-associated protein antigen widely expressed on common cancers. It is designed to induce an immune response to both the synthetic antigen and the natural corresponding antigen as expressed on the cancer. In October 2005 Biomira announced that median survival for patients with Stage IIIB locoregional NSCLC who received L-BLP25 in a phase 2b study had been determined. These results demonstrated an average survival of 30.6 months in the vaccinated group compared with 13.3 months for the unvaccinated group. A more comprehensive analysis of these data is expected in the first quarter of this year. In November 2005 Biomira announced the interim results of a phase 2 NSCLC single-arm, multi-centre, open label study of L-BLP25. The results showed that the new formulation of the vaccine to be used in the phase 3 clinical trial program is not different from the previous formulation from a safety perspective.

The reformulated vaccine incorporated manufacturing changes intended to secure the future commercial supply of the vaccine. Thus far, ongoing testing has demonstrated that the steps taken to address the manufacturing issue discovered in late 2005 have been successful. Pending completion of this testing, it is expected that manufacturing for the phase 3 trial will resume in the first quarter of this year.

Analyst Conference Call Details:
Today at 10:00 a.m. EST, Biomira Inc. will Web cast an analyst conference call hosted by Alex McPherson, M.D., Ph.D., President and CEO of Biomira. Analysts may participate in the conference call by dialing 1-210-234-0075 (Pass code: BIOM) approximately 10 minutes before the start of the call.

Investors and the general public are invited to listen to the live conference call on the Web, by accessing the following site: https://e-meetings.mci.com and entering the conference number: PA1499468 and the participant pass code: BIOM. The archive of the analyst conference call will be available for approximately 30 days following the live call.

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About Lung Cancer
In 2005, approximately 172,000 new cases of lung cancer were diagnosed in the U.S. Approximately 163,000 people are estimated to have died of this disease in the U.S. alone in 2005. NSCLC accounts for approximately 75 to 80 per cent of all primary lung cancers. At the time of diagnosis, only 25 per cent of patients are potentially curable by surgery.

About Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy.

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Biomira Company Contacts:
Media Relations	Investor Relations

Bill Wickson Manager, Public Relations (780) 490-2818	Jane Tulloch Director, Investor Relations (780) 490-2812

U.S. Media Contact: Jonathan Birt Financial Dynamics 212-850-5634 jbirt@fd-us.com	U.S. Investor Contact: John Capodanno Financial Dynamics 212-850-5705 jcapodanno@fd-us.com

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing, duration and results of clinical trials, particularly the phase 3 clinical trial of L-BLP25 and the possible additional phase 2 trials for its use in other indications, trial reviews and analyses and regulatory reviews, the safety and efficacy of the product, the ability to secure and manufacture vaccine supplies and the resolution of a recent manufacturing problem by an outside vendor of the vaccine, and the ability of Biomira to acquire new pipeline product candidates. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct or that the Company will have sufficient resources to fund clinical trials and in-license new product candidates. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: January 26, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer